FOR IMMEDIATE RELEASE:

Braskem Announces Pricing of Public Equity Offering

Sao Paulo, Brazil (September 22, 2004) - Braskem S.A. (BOVESPA: BRKM5; NYSE:
BAK; LATIBEX: XBRK) announced today that it has priced its previously announced public offering of 7,800,000 ADSs (each ADS representing 1,000 Braskem class A preferred shares) at U.S.$31.384 per ADS.

Concurrently with the international offering, Braskem is selling 3,900,000,000 of its class A preferred shares in a public offering in Brazil at a price of R$90.00 per 1,000 shares.

The ADSs and the class A preferred shares to be sold in the international offering and the Brazilian offering represent a new issue by Braskem. The ADSs trade on the New York Stock Exchange under the symbol "BAK," and the class A preferred shares trade on the Sao Paulo Stock Exchange under the symbol "BRKM5."

Braskem is the leading petrochemical company in Latin America and has a strategic focus on thermoplastic resins -- polyethylene, polypropylene and PVC. Braskem has integrated operations that also produce ethylene and propylene, its main raw materials.

Credit Suisse First Boston LLC is acting as global coordinator and sole bookrunner for the international offering, and Credit Suisse First Boston LLC and Unibanco Securities Inc. are acting as joint lead managers of the international offering. Braskem has granted the underwriters for the international offering and the underwriters for the Brazilian offering a 30-day option to purchase an additional 1,170,000 ADSs and 585,000,000 class A preferred shares, respectively, to cover over-allotments, if any. The underwriters for the Brazilian offering have exercised their option in full.

The international offering may be made only by means of prospectus, copies of which may be obtained by contacting: Credit Suisse First Boston LLC, One Madison Avenue, Prospectus Department, New York, New York 10010-3629 (Telephone Number 212-325-2580).

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A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.